TECT APP, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

BRIDGED
FINANCIAL SOLUTIONS

Independent Accountant's Review Report

To the Board of Directors

Tect App Inc.

We have reviewed the accompanying financial statements of Tect App, Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I (we) do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Tect App, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ryan C. McGuire, MBA, CPA
Ponte Vedra Beach, Florida
April 2, 2023

TECT APP, INC.
BALANCE SHEET
DECEMBER 31, 2021

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	9,189
Accounts receivable, net		1,867
TOTAL CURRENT ASSETS		11,056
PROPERTY AND EQUIPMENT		
Property and equipment, net		3,176
OTHER ASSETS		
Intangible assets, net		20,239
TOTAL ASSETS	$	34,471
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	31,989
Deferred revenue		5,700
TOTAL CURRENT LIABILITIES		37,689
TOTAL LIABILITIES		37,689
SHAREHOLDERS' EQUITY		
Common stock, Class A, authorized 7,000,000 shares, 7,000,000 shares issued and outstanding, $0.0001 par value.		700
Common stock Class B, authorized 3,000,000 shares, 250,000 shares issued, $0.0001		25
Additional paid-in capital		1,598,975
Retained earnings		(1,602,918)
TOTAL SHAREHOLDERS' EQUITY		(3,218)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	34,471

TECT APP, INC.
STATEMENT OF INCOME
DECEMBER 31, 2021

REVENUES	$	4,000
COST OF GOODS SOLD		9,516
GROSS PROFIT		(5,516)
OPERATING EXPENSES		
Advertising and marketing		80,987
General and administrative		132,129
Legal		17,889
Product Development		363,125
Production Media – Podcast		94,479
Sales and Customer Success		38,382
Taxes and Licenses		5,475
TOTAL OPERATING EXPENSES		732,466
NET OPERATING LOSS		(737,982)
OTHER INCOME/(EXPENSE)		
Finance costs		(304)
Depreciation/Amortization		(2,059)
TOTAL OTHER INCOME/(EXPENSE)		(2,363)
NET INCOME (LOSS)	$	(740,345)

TECT APP, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021

	Common Stock -Class A Shares		Common Stock -Class B Shares				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, DECEMBER 31, 2020	7,000,000	$ 700			$ 1,007,000	$ (862,573)	$ 145,127
Contributions			250,000	$ 25	$ 591,975		$ 592,000
Net Income						(740,345)	$ (740,345)
ENDING BALANCE, DECEMBER 31, 2021	7,000,000	$ 700	250,000	$ 25	$ 1,598,975	$ (1,602,918)	$ (3,218)

TECT APP, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(740,345)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		2,059
(Increase) decrease in assets:		
Accounts receivable		(1,867)
Increase (decrease) in liabilities:		
Accounts payable		(30,369)
Deferred revenue		5,700
Accrued expenses		(6,570)
CASH USED FOR OPERATING ACTIVITIES		(771,392)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets		(3,970)
Cash used for intangible assets		(8,703)
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES		(12,673)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock – Class B shares		25
Paid-in Capital		591,975
CASH PROVIDED BY INVESTING ACTIVITIES		592,000
NET INCREASE (DECREASE) IN CASH		(192,065)
CASH AT BEGINNING OF YEAR		201,254
CASH AT END OF YEAR	$	9,189

TECT APP, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2021

1. Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and results of operations of (collectively, the "Company"). The financial statements only include information from January 1, 2021 through December 31, 2021 (company's fiscal year).

TECT APP, INC. was incorporated as a C corporation in the State of Delaware on May 29, 2019.

TECT APP, INC. is a Software-as-a-Service (SaaS) company in the building industry space that is focused on elevating the quality, sustainability and long-term performance of buildings by making it easy for design teams (architects and engineers), to find trustworthy building product experts from location-specific manufacturers. Finding product professionals who can answer difficult questions without any sales pressure is a recurring challenge. The TectApp® platform, combined with the Peopleverse® podcast, unleashes the experience and wisdom of seasoned product professionals to empower project teams to make truly informed product decisions at every project stage. The company was formed in 2019, completed an MVP of the TectApp® platform in 2022 and is currently closing long-term contracts with manufacturers across a wide range of product categories in advance of a market launch in June 2023.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Accounting

The financial statements include the accounts of TECT APP, INC. (the "Company). The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company has not recorded an allowance for doubtful accounts.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of cost for a 20-claim patent subsequently issued March 2022, by the U.S. Patent Trademark Office, and for a trademark - Peopleverse®. These intangible assets are amortized over the useful life of the patent and trademark.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019, 2020, and 2021 totaling $1,394,391. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable input are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. As of December 31, 2021, the Company has secured three "early adopter" contracts during the platform's beta phase, which began the third quarter of 2021. These contracts all have three-year terms, representing a total contract value of $29,100. As of December 31, 2021, $7,833 has been collected, $4,000 recorded as revenue (for training and customer/company onboarding to the Tect platform) and $5,700 is deferred revenue. The deferred and future annual billings of $19,400 will be recognized monthly over 36 months beginning with the platform launch anticipated to start June 2023.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred. Total expenses related to research and development was $363,125 for the fiscal year of December 31, 2021.

During 2021, the Company filed and was granted by the IRS ($31,060) and the State of California ($21,236) in research and development credits. Federal credits have been applied towards federal payroll taxes each pay period and State of California credits can be applied to future State income taxes.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

1. Summary of Significant Accounting Policies (continued)

Equity Based Compensation (continued)

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expenses and credited to additional paid-in capital.

New Accounting Pronouncements

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

Office equipment	$	3,970
Less: Accumulated depreciation		794
Total	$	3,176

4. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), consisting of seven (7,000,000) shares of Class A Common Stock, $0.0001 par value per share and three million (3,000,000) shares of Class B (non-voting) Common Stock, $0.0001 par value per share. As of December 31, 2021, 7,000,000 Class A and 250,000 Class B shares have been issued and are outstanding.

Equity Based Compensation
The equity-based compensation plan authorizes 1,015,000 stock options (Class B shares) to be granted to employees and Company Directors/Advisors. As of 12/31/21, 450,000 stock options have been granted to employees and 100,000 options to Company Directors/Advisors. The remaining 465,000 stock options are available for future issuance. These granted options have grant dates of February 2021 – December 2021, with expiration dates in 2029. The Company maintains a 3-year vesting period.

5. Subsequent Events

During the first quarter of 2022, the founders invested an additional $87,000 (paid-in capital) and $112,500 of Class B shares were sold.